SembCorp Industries

02 MAR -7 AM 8:29

Rule 12g3-2(b) File No. 825109

28 December 2001

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02015695

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 22 OF 28.12.2001
Announcement No. 22

SEMBCORP INDUSTRIES LTD

ANNOUNCEMENT

Sembawang Land Pte Ltd, a subsidiary of SembCorp Industries, has sold one of the remaining two apartment units of its residential development at Paterson Road called The Paterson Edge to one of its Group's employee.

SembCorp's Audit Committee and Board of Directors are satisfied that the terms of the sale are fair and reasonable and in the best interests of the Company, and had accordingly approved the sale.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
December 28, 2001

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 28/12/2001 to the SGX